Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2017

(Summary of the 2017 Interim Report)

1 Important Notice

1.1 This announcement of interim results is a summary of the 2017 Interim Report of PetroChina Company Limited (the “Company”). Investors who wish to get a full idea of the operating results, financial position and future development plan of the Company should carefully read the full version of the 2017 Interim Report, which is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn ).

1.2 The board of directors of the Company (the “Board” or “Board of Directors”), supervisory committee (“Supervisory Committee”) and all directors (“Directors”), supervisors (“Supervisors”) and senior management (“Senior Management”) of the Company warrant the truthfulness, accuracy and completeness of the information contained in the 2017 Interim Report and that there are no material omissions from, or misrepresentation or misleading statements contained in the 2017 Interim Report, and severally and jointly accept full responsibility thereof.

1.3 Mr. Zhang Jianhua, a non-executive Director, Mr. Yu Baocai, a non-executive Director, Mr. Zhang Biyi, an independent non-executive Director and Mr. Tokuchi Tatsuhito, an independent non-executive Director were absent from the fifth Board meeting of 2017 due to certain reasons, but had separately authorised Mr. Wang Dongjin, an executive Director, Mr. Liu Yuezhen, a non-executive Director and Mr. Lin Boqiang, an independent non-executive Director in writing to attend the meeting by proxy and to exercise their voting rights on their behalf. Other Directors have attended the Board meeting.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.

1.5 Basic Information of the Company

Stock Name	PETROCHINA	PetroChina	PetroChina

Stock Code	857	PTR	601857

Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange	Shanghai Stock Exchange

Contact Persons	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office

Name	Wu Enlai	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal Code	100007

Telephone	86 (10) 5998 6270	86 (10) 5998 6959	(852) 2899 2010

Email Address	jh_dong@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall consideration of the good fundamentals of development, financial condition and cash flow, to improve returns for the shareholders, the Board has resolved to declare a special interim dividend of RMB0.03809 yuan per share (inclusive of applicable tax) for 2017 in addition to an interim dividend of RMB0.03117 yuan per share (inclusive of applicable tax) based on the dividend distribution of 45% of profit attributable to owners of the Company under IFRS, namely, to declare and pay to all shareholders of the Company an interim dividend of RMB0.06926 yuan per share (inclusive of applicable tax) in cash for the six months ended June 30, 2017 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2017. The total amount of the interim dividend payable is RMB12,676 million with a dividend pay-out ratio of 100%.

2 Key Financial Data and Change of Shareholders

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,399,683	2,396,651	0.1
Equity attributable to owners of the Company	1,197,684	1,189,024	0.7

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Revenue	975,909	739,067	32.0
Profit attributable to owners of the Company	12,676	531	—
Net cash flows from operating activities	144,833	111,842	29.5
Basic earnings per share (RMB Yuan)	0.069	0.003	—
Diluted earnings per share (RMB Yuan)	0.069	0.003	—
Return on net assets (%)	1.06	0.04	1.02 percentage point

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,399,984	2,396,950	0.1
Equity attributable to equity holders of the Company	1,197,977	1,189,319	0.7

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating income	975,909	739,067	32.0
Net profit attributable to equity holders of the Company	12,674	528	—
Net profit /(loss) after deducting non-recurring profit/loss items attributable to equity holders of the Company	15,302	(9,491)	—
Basic earnings per share (RMB Yuan)	0.069	0.003	—
Diluted earnings per share (RMB Yuan)	0.069	0.003	—
Weighted average return on net assets (%)	1.06	0.04	1.02 percentage point
Net cash flows from operating activities	144,833	111,842	29.5

2.2 Shareholdings of the Top Ten Shareholders

The total number of shareholders of the Company as at June 30, 2017 was 560,939, including 553,859 holders of A shares and 7,080 holders of H shares (including 206 holders of American Depositary Shares).

							Unit: Shares
Name of shareholders	Nature of shareholders	Number of shares held		Percentage of shareholding (%)	Increase / decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (“CNPC”)	State-owned	157,409,693,528	(1)	86.01	0	0	0
HKSCC Nominees Limited (2)	Overseas legal person	20,862,992,701	(3)	11.40	3,425,633	0	0
China Securities Finance Corporation Limited	State-owned legal person	1,129,950,827		0.617	10,626,218	0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	624,000,000		0.341	0	0	0
Central Huijin Asset Management Co., Ltd.	State-owned legal person	206,109,200		0.113	0	0	0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	40,822,719		0.022	-2,877,384	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	Other	33,353,903		0.018	-2,660,500	0	0
Abu Dhabi Investment Authority	Other	16,182,675		0.009	-2,392,124	0	0
China Life Insurance Company Limited-Dividend-Individual Dividend-005L-FH002 Hu	Other	13,402,845		0.007	6,932,943	0	0
BlackRock (Singapore) Limited-ISHARES FTSEA50 China Index ETF (Exchange)	Other	13,149,212		0.007	9,162,012	0	0

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. On June 27, 2017, the State-owned Assets Supervision and Administration Commission of the State Council approved the gratuitous transfer of 440,000,000 A shares of the Company, representing approximately 0.24% of the total shares of the Company, from CNPC to Ansteel Group Co., Ltd (“Ansteel Group”). As at the date of this announcement, the share transfer registration procedures have not been completed. Upon the completion of the gratuitous transfer, CNPC will hold 156,969,693,528 A shares, representing approximately 85.77% of the total shares of the Company, and Ansteel Group will hold 440,000,000 A shares, representing approximately 0.24% of the total shares of the Company. The details are set out in the announcements of the Company published on the Shanghai Stock Exchange (No. Lin 2017-019 and No. Lin 2017-026).
(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total shares of the Company. These shares were held in the name of HKSCC Nominees Limited.
(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and it holds the A shares of the Company listed on the Shanghai Stock Exchange and invested by investors through the Hong Kong Stock Exchange as a nominal holder.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: Except for HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited that are both wholly-owned subsidiaries of the Hong Kong Exchanges and Clearing Limited, China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd. that are both holders of ordinary shares of Industrial and Commercial Bank of China Limited and China Life Insurance Company Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2017, so far as the Directors are aware, the persons other than a Director, Supervisor or Senior Management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
	A Shares	157,409,693,528	(L)	Beneficial Owner	97.21	86.01
CNPC	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
BlackRock, Inc. (2)	H Shares	1,252,236,665	(L)	Interest of Corporation Controlled by the Substantial Shareholder	5.94	0.68
		25,230,000	(S)		0.12	0.01
JPMorgan Chase & Co.(3)	H Shares	1,499,951,840	(L)	Beneficial Owner / Investment Manager / Custodian Corporation / Approved Lending Agent/Trustee (other than Bare Trustee)	7.11	0.82
		191,666,072	(S)	Beneficial Owner	0.91	0.10
		617,735,767	(LP)	Custodian Corporation / Approved Lending Agent	2.93	0.34

(L) Long position             (S) Short position                 (LP) Lending pool

Notes:

(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2)	BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,252,236,665 H shares (long position) and 25,230,000 H shares (short position) were held in the capacity as a corporation controlled by the substantial shareholder.
(3)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 762,197,973 H shares (long position) and 191,666,072 H shares (short position) were held in its capacity as beneficial owner; 119,993,000 H shares (long position) were held in its capacity as investment manager, and 25,100 H shares (long position) were held in its capacity as trustee (other than bare trustee), 617,735,767 H shares (long position) were held in its capacity as custodian corporation / approved lending agent. Such 1,499,951,840 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager, trustee (other than bare trustee) and custodian corporation / approved lending agent.

As at June 30, 2017, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or Senior Management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.4 Information on Changes of Controlling Shareholder and the De Facto Controller

☐ Applicable    ☒  Not applicable

2.5 Immature and Matured Unpaid Corporate Bonds

Unit: RMB100 million

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Balance of the Bonds	Interest Rate(%)
2012 Corporate Bonds (First Tranche) (5-year term)	12 PetroChina 01	122209.SH	2012-11-22	2017-11-22	160	4.55
2012 Corporate Bonds (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	2012-11-22	2022-11-22	20	4.90
2012 Corporate Bonds (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2013 Corporate Bonds (First Tranche) (5-year term)	13 PetroChina 01	122239.SH	2013-03-15	2018-03-15	160	4.47
2013 Corporate Bonds (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	2013-03-15	2023-03-15	40	4.88
2016 Corporate Bonds (First Tranche) (5-year term)	16 PetroChina 01	136164.SH	2016-01-19	2021-01-19	88	3.03
2016 Corporate Bonds (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bonds (Second Tranche) (5-year term)	16 PetroChina 03	136253.SH	2016-03-03	2021-03-03	127	3.15
2016 Corporate Bonds (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bonds (Third Tranche) (5-year term)	16 PetroChina 05	136318.SH	2016-03-24	2021-03-24	95	3.08
2016 Corporate Bonds (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60

Indicators Reflecting the Solvency of the Issuer

Key Index	As at June 30, 2017	As at December31, 2016
Asset-liability ratio (%)	42.33	42.72

Key Index	The First Half of 2017	The First Half of 2016
EBITDA interest coverage ratio	16.21	14.17

Information on Overdue Debt

☐ Applicable    ☒  Not applicable

3 Directors’ Report

3.1 Discussion and Analysis of Operations

In the first half of 2017, the world’s economy recovered moderately with increasing uncertainty of risks in international politics and economy. The economy of China remained stable with good momentum for growth. The supply and demand in the global oil market were progressively moving towards a state of balance. The international oil prices fluctuated significantly with the average price increased substantially as compared with the same period of last year.

Facing the complex and difficult political and economic environments domestic and abroad, the Group pursued to its guidelines of steady development, deepened reform and innovation as driving forces, and optimised oil and gas production scientifically based on the principle of improving quality and efficiency. The Group strengthened the balance among production, refining, transportation, sales, storage and trade. Grasping the favourable opportunities arising from the rise of oil prices and the increase in market demands for natural gas, the Group devoted full efforts to expanding resources and developing markets. By adjusting its structure and promoting optimisation, the Group brought the advantages of integrated upstream and downstream businesses into full play. The Group pushed forward a series of measures including broadening sources of income, reducing costs and improving efficiency. As a result, the Group achieved stable, safe and controllable production and operation, and the operating results improved significantly. The financial position of the Group remained stable with a decrease in interest-bearing debts, asset-liability ratio and capital-liability ratio. The cash flow was good and the free cash flow remained positive.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2017, there were still widely spread concerns about excessive supply in the market, which resulted in the international oil prices rising at first and then falling, fluctuating in general. The price spread between West Texas Intermediate (“WTI”) crude oil and other benchmark oil prices was expanded to a certain extent. The average spot price for North Sea Brent crude oil and WTI crude oil was US$51.77 per barrel and US$49.94 per barrel, respectively, representing an increase of 30.0% and 26.0% as compared with the same period of last year, respectively.

According to data from the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in the first half of 2017 was 95.84 million tons, representing a decrease of 4.6% as compared with the same period of last year.

(2) Refined Products Market

In the first half of 2017, the growth rate of domestic market demand for refined products tended to slow down, with a loose supply and demand balance. According to NDRC data, in the first half of 2017, the quantity of processed crude oil amounted to 275.45 million tons, representing an increase of 7.4% as compared with the same period of last year, and the output of refined products amounted to 168.71 million tons, representing an increase of 6.0% as compared with the same period of last year. The consumption of refined products amounted to 149.6 million tons, representing an increase of 5.7% as compared with the same period of last year, among which, the consumption of gasoline increased by 9.2% and the consumption of diesel increased by 1.8%. In the first half of 2017, the PRC government made ten adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products decreased, in aggregate, by RMB605 yuan per ton and RMB580 yuan per ton, respectively. The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In the first half of 2017, as a result of the structural reform on the supply side, less imports, reduction on the supply of chemical products and relatively strong domestic demand, there was a significant rise in the prices of chemical products (especially rubber) at the beginning of the year, accompanied by increased market activities. Under the influences of various factors, the prices of chemical products gradually fall back to the normal level. As the crude oil prices stayed at low levels, the profitability and competiveness of the chemical products business was enhanced, achieving a generally good performance in the chemical products market.

(4) Natural Gas Market

In the first half of 2017, the domestic demand for natural gas increased relatively fast, bringing the growth rate back to double digits. The domestic output of natural gas increased at a steady pace and the import of natural gas increased significantly. According to NDRC data, in the first half of 2017, the domestic apparent consumption of natural gas was 114.6 billion cubic metres, representing an increase of 15.2% as compared with the same period of last year, the domestic natural gas output was 74.3 billion cubic metres, representing an increase of 10.1% as compared with the same period of last year, and the imports of natural gas amounted to 41.9 billion cubic metres, representing an increase of 17.9% as compared with the same period of last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration Operations

In the first half of 2017, in respect of the exploration operations, the Group put stress on available reserves that can be upgraded, strengthened pre-exploration and risk exploration. It also actively promoted refined exploration in old zones, discovered and proved several high-profitability zones of reserves, which further reinforced its basis of resources. New breakthrough in oil exploration was achieved in old zones such as Junggar and Bohai Bay, and a batch of large-scale new zones were built in areas including, among others, Erdos and the north-western part of Sichuan. In terms of natural gas exploration, important breakthrough was achieved in areas such as Tarim Basin and Qaidam Basin. Steady progress was also made in the exploration of unconventional oil and gas resources.

Domestic Development and Production Operations

In the first half of 2017, in its development of oil and gas fields, the Group emphasised on the principle of profitability and adjusted its production plan based on costs in a timely manner, and optimised its development plan and structures of output. The Group organised its gas production in a scientific way based on its production/sales plan and seasonal changes, adjusted operating parameters in a timely manner and pushed forward capacity construction in a steady way. The development of such unconventional gas resources as shale gas and coal-bed gas proceeded at a steady pace. In the first half of 2017, the crude oil output from domestic operations amounted to 368.5 million barrels, representing a decrease of 4.4% as compared with the same period of last year, and the marketable natural gas output from domestic operations amounted to 1,608.8 billion cubic feet, representing an increase of 5.3% as compared with the same period of last year. The oil and natural gas equivalent output from domestic operations amounted to 636.7 million barrels, representing a decrease of 0.5% as compared with the same period of last year.

Overseas Oil and Gas Operations

In the first half of 2017, leveraging on “the Belt and Road” initiative, the Group actively promoted international cooperation in oil and gas and made new progress in cooperative oil and gas projects in Central Asia, Middle East and other regions. In terms of overseas oil and gas exploration, the Group put stress on discovering quality reserves that are quickly recoverable, focusing exploration investment on key regions and key projects, and made new break-through progress in several regions. The Group promptly adjusted the workload of oil and gas production based on oil price movements and profitability and pushed forward production in an orderly way. In the first half of 2017, the oil and natural gas equivalent output from overseas operations amounted to 89.0 million barrels, representing a decrease of 17.7% as compared with the same period of last year and accounting for 12.3% of the total oil and natural gas equivalent output of the Group.

In the first half of 2017, the Group recorded a crude oil output of 435.8 million barrels, representing a decrease of 7.4% as compared with the same period of last year, a marketable natural gas output of 1,738.7 billion cubic feet, representing an increase of 4.4% as compared with the same period of last year, and an oil and natural gas equivalent output of 725.7 million barrels, representing an decrease of 3.0% as compared with the same period of last year.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2017	First half of 2016	Changes (%)
Crude oil output	Million barrels	435.8	470.6	(7.4)
Of which: Domestic	Million barrels	368.5	385.3	(4.4)
Overseas	Million barrels	67.3	85.3	(21.1)
Marketable natural gas output	Billion cubic feet	1,738.7	1,664.9	4.4
Of which: Domestic	Billion cubic feet	1,608.8	1,528.4	5.3
Overseas	Billion cubic feet	129.9	136.5	(4.8)
Oil and natural gas equivalent output	Million barrels	725.7	748.2	(3.0)
Of which: Domestic	Million barrels	636.7	640.1	(0.5)
Overseas	Million barrels	89.0	108.1	(17.7)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2017, for its refining and chemical operations, the Group insisted on steady and balanced development, organised production in a scientific way and supplied more crude oil to enterprises with good profitability. The Group allocated primary and secondary processing workload in a reasonable way and kept integrated refining and chemical enterprises and high-profitability chemical facilities operating at high capacity. The Group continued to optimise processing schemes and product structure by increasing the output of high-profitability products such as high-grade gasoline and aviation kerosene and reducing the diesel-gasoline ratio from 1.42 for the same period of last year to 1.33. The output of chemical products amounted to 11.684 million tons, representing a decrease of 1.1% as compared with the same period of last year. In terms of sales of chemical commodity products, the Group responded quickly to market changes by increasing sales to direct supply customers. In the first half of 2017, the Group processed 475.2 million barrels of crude oil, representing a decrease of 1.7% as compared with the same period of last year, and produced 43.284 million tons of refined products, representing a decrease of 0.3% as compared with the same period of last year.

In the first half of 2017, the Group pushed forward the implementation of the quality upgrading project of the national standard VI gasoline and diesel as planned. Yunnan Petrochemical entered the trial stage as scheduled.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2017	First half of 2016	Changes (%)
Processed crude oil	Million barrels	475.2	483.4	(1.7)
Gasoline, kerosene and diesel output	’000 ton	43,284	43,436	(0.3)
Of which: Gasoline	’000 ton	17,153	16,774	2.3
Kerosene	’000 ton	3,305	2,920	13.2
Diesel	’000 ton	22,826	23,742	(3.9)
Refining yield	%	93.86	93.70	0.16 percentage points
Ethylene	’000 ton	2,837	2,815	0.8
Synthetic resin	’000 ton	4,544	4,652	(2.3)
Synthetic fibre raw materials and polymers	’000 ton	741	735	0.8
Synthetic rubber	’000 ton	404	385	4.9
Urea	’000 ton	723	1,189	(39.2)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In the first half of 2017, in its marketing operations, the Group took proactive actions to cope with the excessive resources supply and fiercer market competition in domestic market, strengthened the links between production and sales, optimised resources allocation, strengthened the exportation of refined products to ensure smooth sales after production for refineries. The Group reinforced the core position of its retail sales, pushed forward the management of stations of low sales volume and profitability and the optimisation of whole process diagnosis, fully intensified the integrated marketing of refined products, fuel cards, non-oil business and lubricants, carried out diversified promotional activities, actively promoted the WeChat public account, third-party payment and retail APP business, and kept enhancing its end-sale capabilities.

International Trading Operations

In the first half of 2017, in its international trading operations, the Group focused on synergy and leveraged the advantages of overseas oil and gas operation centres, vigorously explored high-end and high-profitability markets, devoted major efforts to organising overseas sales of oil and gas, and strived to enhance operating quality.

The Group sold a total of 81.622 million tons of gasoline, kerosene and diesel in the first half of 2017, representing an increase of 7.0% as compared with the same period of last year.

(4) Natural Gas and Pipeline

In the first half of 2017, with respect to its natural gas business, the Group leveraged its advantages in professionalised sales after management system reform, communicated with customers in advance, optimised sales plans and allocation of resources, intensified procurement of resources, optimised operational plans for domestic gas and imported gas resources, and kept the general balance among production, transportation, sales and storage. The Group reinforced its sales on incremental markets, actively developed high-end markets in eastern and south-western regions, realised direct supplies and sales to most customers along the south-eastern coast, leading to increased sales and profitability.

In the first half of 2017, the construction of key projects progressed steadily. The second Sino-Russian crude oil pipeline, the fourth Shaanxi-Beijing pipeline and other projects progressed as scheduled and the construction of the Fushun-Jinzhou-Zhengzhou refined products pipeline sped up.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the Group’s interim condensed consolidated financial statements prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2017, the Group achieved a revenue of RMB975,909 million, representing an increase of 32.0% as compared with the same period of last year. Profit attributable to owners of the Company was RMB12,676 million, representing an increase of RMB12,145 million as compared with the same period of last year. Basic earnings per share were RMB0.069, representing an increase of RMB0.066 as compared with the same period of last year.

Revenue Revenue increased by 32.0% to RMB975,909 million for the first half of 2017 from RMB739,067 million for the first half of 2016. This was primarily due to the combined impact of the rise in the prices of crude oil, natural gas, refined products and other main products and the increase in the sales volume. The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2017 and 2016 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	First half of 2017	First half of 2016	Percentage of change (%)	First half of 2017	First half of 2016	Percentage of change (%)
Crude oil*	57,077	53,260	7.2	2,368	1,696	39.6
Natural gas (100 million cubic metres, RMB/’000 cubic metres)	983.32	862.59	14.0	1,190	1,119	6.3
Gasoline	31,743	30,468	4.2	6,482	5,564	16.5
Diesel	41,926	38,026	10.3	4,605	3,886	18.5
Kerosene	7,953	7,816	1.8	3,542	2,553	38.7
Heavy oil	12,476	8,807	41.7	2,455	1,665	47.4
Polyethylene	2,287	2,382	(4.0)	8,471	7,699	10.0
Lubricant	643	574	12.0	8,221	7,562	8.7

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.

Operating Expenses Operating expenses increased by 33.3% to RMB939,426 million for the first half of 2017 from RMB704,527 million for the first half of 2016, of which:

Purchases, Services and Other Purchases, services and other increased by 47.3% to RMB630,556 million for the first half of 2017 from RMB427,934 million for the first half of 2016. This was primarily due to increases in purchase costs as a result of a rise in oil and gas price.

Employee Compensation Costs Employee compensation costs (including wages, various types of insurance, housing provident fund, training costs and other relevant additional costs) for the first half of 2017 were RMB55,740 million, representing a decrease of 1.9% from RMB56,846 million for the first half of 2016. This was primarily due to the fact that the Group made effort in improving its performance-based compensation system, strictly controlled the total number of employees and strengthened its control of labour costs.

Exploration Expenses Exploration expenses decreased by 24.0% to RMB6,859 million for the first half of 2017 from RMB9,021 million for the first half of 2016. This was primarily due to the fact that the Group optimised its exploration deployment, reasonably arranged the exploration pace and made all efforts to look for large scale and high quality reserves.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 9.6% to RMB116,110 million for the first half of 2017 from RMB105,985 million for the first half of 2016. This was primarily due to the combined impact of the increase in the domestic upstream oil and gas properties, the changes in the reserves structure, and the increase in the fixed assets.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 2.4% to RMB34,386 million for the first half of 2017 from RMB35,230 million for the first half of 2016. This was primarily due to the fact that the Group actively implemented measures such as increasing sources of income and reducing expense, cutting costs and improving efficiency, and strengthening its control of costs and expense.

Taxes other than Income Taxes Taxes other than income taxes were RMB95,372 million for the first half of 2017, basically similar to RMB94,781 million for the first half of 2016, of which the consumption tax decreased by RMB2,938 million from RMB71,178 million for the first half of 2016 to RMB68,240 million for the first half of 2017, and the resource tax increased by RMB2,283 million from RMB6,687 million for the first half of 2016 to RMB8,970 million for the first half of 2017.

Other (Expense)/Income, Net Other expense, net of the Group for the first half of 2017 was RMB403 million while other income, net for the first half of 2016 was RMB25,270 million, representing a decrease of RMB25,673 million. This was primarily due to a gain of RMB24,534 million derived from the gain on disposal of certain investment in Trans-Asia Gas Pipeline Co., Ltd. (“Trans-Asia Pipeline”) for the same period of last year.

Profit from Operations Profit from operations was RMB36,483 million for the first half of 2017, representing an increase of 5.6% from RMB34,540 million for the first half of 2016.

Net Exchange (Loss)/Gain Net exchange loss of the Group for the first half of 2017 was RMB724 million while net exchange gain for the first half of 2016 was RMB537 million. This was mainly due to the change of average exchange rate of US dollar against Renminbi as compared with the same period in 2016.

Net Interest Expense Net interest expense decreased by 9.2% to RMB10,143 million for the first half of 2017 from RMB11,173 million for the first half of 2016. The decrease was mainly due to the decrease in interest expense as a result of the drop in average balance of interest-bearing debts as compared with the first half of 2016.

Profit before Income Tax Expense Profit before income tax expense was RMB27,831 million for the first half of 2017, representing an increase of 4.6% from RMB26,600 million for the first half of 2016.

Income Tax Expense Income tax expense decreased by 29.2% to RMB6,868 million for the first half of 2017 from RMB9,695 million for the first half of 2016. This was primarily due to making up for losses by certain branches and affiliates before taxation as a result of the increase in oil prices.

Profit for the period Profit amounted to RMB20,963 million for the first half of 2017, representing an increase of 24.0% from RMB16,905 million for the first half of 2016.

Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB8,287 million for the first half of 2017, representing a decrease of 49.4% from RMB16,374 million for the first half of 2016. This was primarily due to the gain on disposal of certain investment in Trans-Asia Pipeline for the same period in 2016 attributable to non-controlling interests.

Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to RMB12,676 million for the first half of 2017, representing an increase of RMB12,145 million from RMB531 million for the first half of 2016.

(2) Segment Results

Exploration and Production

Revenue The revenue of the Exploration and Production segment for the first half of 2017 was RMB242,620 million, representing an increase of 33.0% from RMB182,480 million for the first half of 2016. This was primarily due to the combined impact of increase in the prices and changes in sales volume of oil and gas products. The average realised crude oil price in the first half of 2017 was US$49.68 per barrel, representing an increase of 50.1% from US$33.09 per barrel for the first half of 2016.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 27.5% to RMB235,704 million for the first half of 2017 from RMB184,899 million for the first half of 2016. This was primarily due to the combined impact of (i) the gain on disposal of certain investment in Trans-Asia Pipeline for the same period of last year, (ii) increase in the purchase costs for importing crude oil, and (iii) increase in the depletion of oil and gas properties.

The Group continued to tighten cost controls. In the first half of 2017, the oil and gas lifting cost was US$10.85 per barrel, representing a decrease of 4.2% from US$11.32 per barrel in the first half of 2016.

Profit from Operations In the first half of 2017, the Group’s domestic Exploration and Production segment intensified advancement in management and technology, cut costs and improved efficiency by measures such as adjusting deployment of plans, creating new mode of production and organisation and pushing forward plant operations. For its overseas operations, faced with the pressure of costs rebound, the Exploration and Production segment maintained a steady development by taking such comprehensive measures as optimising investment, reconsidering contracts and expanding sales and pushing up prices. Due to the impact caused by the increase in international crude oil prices and the increase in the domestic output of natural gas, in the first half of 2017, the Exploration and Production segment achieved an operating profit of RMB6,916 million, representing an increase of RMB9,335 million in operating profit as compared with the operating loss of RMB2,419 million for the first half of 2016.

Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment for the first half of 2017 was RMB331,703 million, representing an increase of 18.0% from RMB280,993 million for the first half of 2016. This was primarily due to the increase in the prices of certain refining and chemical products, especially gasoline, diesel and kerosene.

Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 24.6% to RMB315,866 million for the first half of 2017 from RMB253,519 million for the first half of 2016. This was primarily due to the increase in the costs of raw materials such as crude oil.

In the first half of 2017, the cash processing cost of refineries was RMB158.84 per ton, representing a decrease of 7.2% as compared with RMB171.16 per ton for the same period of last year. This was primarily due to the decrease in fuel and power costs as a result of optimisation of the operation of production facilities.

Profit from Operations In the first half of 2017, by insisting on smooth and balanced development, continuous optimisation of products structure and intensification of costs and expenses control, the Refining and Chemicals segment recorded better results in terms of major technical and economic indicators as compared with the same period in 2016 and maintained its profitability, being a key profit contributor to the overall profitability of the Group. In the first half of 2017, the Refining and Chemicals segment achieved a profit from operations of RMB15,837 million, representing a decrease of 42.4% as compared with RMB27,474 million for the first half of 2016. Among them, the refining operations generated an operating profit of RMB9,164 million as a result of the combined impact of the change in inventory and the policy of floor prices of refined oil, representing a decrease of 57.2% as compared with RMB21,425 million for the same period of last year, whilst the chemical operations generated an operating profit of RMB6,673 million as the chemical marketing team responded promptly to market changes to expand sales and increase profit, representing an increase of 10.3% as compared with RMB6,049 million for the same period of last year.

Marketing

Revenue The revenue of the Marketing segment for the first half of 2017 was RMB805,262 million, representing an increase of 37.0% as compared with RMB587,680 million for the first half of 2016, which was primarily due to the combined impact of the increase in the price and sales volume of refined oil.

Operating Expenses Operating expenses of the Marketing segment increased by 37.1% to RMB799,580 million for the first half of 2017 from RMB583,071 million for the first half of 2016. This was primarily due to an increase in the expenses relating to the purchase of refined products from external suppliers.

Profit from Operations In the first half of 2017, faced with adverse factors such as the slow-down in the growth of domestic demand for refined products and the fierce market competition, the domestic business of the Marketing segment strictly controlled costs and expenses, developed the market through multiple channels, implemented target-specific marketing strategies and carried out the integrated marketing of refined products, fuel cards, non-oil business and lubricants as normal practice. The non-oil business became a new profit growth point. For international trade, the Marketing segment optimised the importation of oil and gas resources and expanded the exportation of products of the Group’s refineries, achieving a sustained growth in scale. In the first half of 2017, the Marketing segment achieved an operating profit of RMB5,682 million, representing an increase of 23.3% from RMB4,609 million for the first half of 2016.

Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment increased by 16.6% to RMB142,649 million for the first half of 2017 from RMB122,336 million for the first half of 2016, which was primarily due to the combined impact of the increase in natural gas price and the pipeline transportation profitability.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment increased by 16.1% to RMB128,715 million for the first half of 2017 from RMB110,905 million for the first half of 2016. This was primarily due to the increase in natural gas import costs.

Profit from Operations In the first half of 2017, faced with the increase in both sales volume and price of natural gas, the Natural Gas and Pipeline segment optimised sales plan and resources flow, reduced comprehensive purchase costs, intensified marketing efforts, and improved the operating efficiency and profitability of pipeline network, resulting in an operating profit of RMB13,934 million, representing an increase of 21.9% from RMB11,431 million for the first half of 2016. In the first half of 2017, the Natural Gas and Pipeline segment recorded a net loss of RMB11,798 million on the sales of imported natural gas and liquefied natural gas (“LNG”), representing an increase in loss of RMB3,792 million as compared with the same period of last year. Such losses included a loss of RMB4,769 million for the sales of 19.604 billion cubic metres of natural gas imported from Central Asia, a loss of RMB5,706 million for the sales of 5.348 billion cubic metres of imported LNG, and a loss of RMB2,786 million for the sales of 1.883 billion cubic metres of natural gas imported from Burma.

In the first half of 2017, the Group’s international operations(note) achieved a revenue of RMB351,831 million, accounting for 36.1% of the total revenue of the Group. Profit before income tax expense of overseas operations was RMB3,966 million, and the significant decrease compared with the same period of last year was mainly due to the gain resulted from disposal of certain investment in Trans-Asia Pipeline in the same period of last year. The international operations maintained healthy development and the Group’s internationalised operational capabilities were further improved.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of the respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at June 30, 2017	As at December 31, 2016	Percentage of Change
	RMB million	RMB million	%
Total assets	2,399,683	2,396,651	0.1
Current assets	430,764	381,665	12.9
Non-current assets	1,968,919	2,014,986	(2.3)
Total liabilities	1,015,793	1,023,916	(0.8)
Current liabilities	561,914	499,263	12.5
Non-current liabilities	453,879	524,653	(13.5)
Equity attributable to owners of the Company	1,197,684	1,189,024	0.7
Share capital	183,021	183,021	—
Reserves	297,755	294,806	1.0
Retained earnings	716,908	711,197	0.8
Total equity	1,383,890	1,372,735	0.8

Total assets amounted to RMB2,399,683 million, representing an increase of 0.1% from that as at the end of 2016, of which:

Current assets amounted to RMB430,764 million, representing an increase of 12.9% from that as at the end of 2016, primarily due to the increase in prepayments and other current assets, cash and cash equivalents and accounts receivable.

Non-current assets amounted to RMB1,968,919 million, representing a decrease of 2.3% from that as at the end of 2016, primarily due to the decrease in property, plant and equipment. The Group, through its asset-light strategy, achieved obvious effect by disposing of non-profitability or low-profitability assets, elevating the profitability of unit assets and making use of assets through the reform of mix ownership system.

Total liabilities amounted to RMB1,015,793 million, representing a decrease of 0.8% from that as at the end of 2016, of which:

Current liabilities amounted to RMB561,914 million, representing an increase of 12.5% from that as at the end of 2016, primarily due to the increase in short-term borrowings, accounts payable and accrued liabilities.

Non-current liabilities amounted to RMB453,879 million, representing a decrease of 13.5% from that as at the end of 2016, primarily due to the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,197,684 million, representing an increase of 0.7% from that as at the end of 2016, primarily due to the increase in retained earnings and reserves.

(4) Cash Flows

As at June 30, 2017, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the owners of the Company.

The table below sets out the cash flows of the Group for the first half of 2017 and 2016, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30
	2017	2016
	RMB million	RMB million
Net cash flows from operating activities	144,833	111,842
Net cash flows used for investing activities	(87,253)	(83,231)
Net cash flows used for financing activities	(39,622)	(1,163)
Translation of foreign currency	(1,351)	1,101
Cash and cash equivalents at end of the period	114,538	101,322

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2017 were RMB144,833 million, representing an increase of 29.5% from the net cash flows of RMB111,842 million for the first half of 2016. This was mainly due to the combined impact resulting from the increase in profit during the reporting period and the change in working capital. As at June 30, 2017, the Group had cash and cash equivalents of RMB114,538 million, of which, approximately 50.0% were denominated in Renminbi, approximately 48.8% were denominated in US Dollars, approximately 0.3% were denominated in Hong Kong Dollars and approximately 0.9% were denominated in other currencies.

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2017 were RMB87,253 million, representing an increase of 4.8% from RMB83,231 million for the first half of 2016. This was primarily due to the fact that the Group increased its time deposits with maturities over three months in the first half of 2017.

Net Cash Flows Used For Financing Activities

The net cash flows of the Group used for financing activities for the first half of 2017 were RMB39,622 million, representing an increase of RMB38,459 million from RMB1,163 million for the first half of 2016. This was primarily due to the combined impact of the Group’s strengthened debt control, the decrease in new borrowings as compared with the same period of last year and the increase in the payment of dividend and interest in the first half of 2017.

The net borrowings of the Group as at June 30, 2017 and December 31, 2016, respectively, were as follows:

	As at June 30, 2017	As at December 31, 2016
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	192,858	143,384
Long-term borrowings	300,191	372,887

Total borrowings	493,049	516,271

Less: Cash and cash equivalents	114,538	97,931

Net borrowings	378,511	418,340

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2017 and December 31, 2016, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2017	As at December 31, 2016
	RMB million	RMB million
Within 1 year	208,125	160,572
Between 1 and 2 years	79,756	102,096
Between 2 and 5 years	190,737	209,653
After 5 years	65,140	106,879

	543,758	579,200

Of the total borrowings of the Group as at June 30, 2017, approximately 51.9% were fixed-rate loans and approximately 48.1% were floating-rate loans. Of the total borrowings as at June 30, 2017, approximately 69.9% were denominated in Renminbi, approximately 28.4% were denominated in US Dollars and approximately 1.7% were denominated in other currencies.

As at June 30, 2017, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 26.3% (December 31, 2016: 27.3%).

(4) Capital Expenditures

For the first half of 2017, the Group continued to optimise its investment structure and reasonably adjusted the pace of construction of projects and, as such, its capital expenditures amounted to RMB62,339 million, representing an increase of 22.6% from RMB50,867 million for the first half of 2016, which was mainly due to an increase in the investment in connection with the oil and gas exploration and development and the construction of the storage and transportation facilities. The following table sets out the capital expenditures incurred by the Group for the first half of 2017 and for the first half of 2016 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2017.

	For the first half of 2017		For the first half of 2016		Estimates for 2017
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	45,303	72.67	39,550	77.75	143,600	75.07
Refining and Chemicals	4,667	7.49	3,566	7.01	13,600	7.11
Marketing	1,930	3.10	2,806	5.52	10,800	5.65
Natural Gas and Pipeline	10,132	16.25	4,518	8.88	22,200	11.60
Head Office and Other	307	0.49	427	0.84	1,100	0.57

Total	62,339	100.00	50,867	100.00	191,300	100.00

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2016 and the first half of 2017, and the estimates for the same for the year of 2017 would be RMB43,873 million, RMB48,552 million and RMB153,100 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB45,303 million for the first half of 2017. The expenditures were primarily used for oil and gas exploration and development conducted both within and outside the PRC. The Group’s domestic exploration focused on the oil and gas regions such as Erdos Basin, Tarim Basin and Sichuan Basin, with a focus on maintaining and increasing the output from oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the South-Western as well as the development of unconventional resources such as shale gas. For its overseas operations, the Group continued to increase its efforts in speeding up the existing oil and gas exploration and development projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region and to push forward the development of new projects in the Middle East.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2017 would amount to RMB143,600 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB4,667 million for the first half of 2017, primarily used for the construction of refining and chemical projects, such as Yunnan Petrochemical 13 million tons crude oil refinery project, Liaoyang Petrochemical Russian oil processing optimisation project and Huabei Petrochemical upgrade of refining quality and technical reformation of safety and environment protection and the construction of refined oil product quality upgrade projects.

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2017 will amount to RMB13,600 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB1,930 million for the first half of 2017, which were used primarily for the construction and expansion of the domestic sales networks for high-profitability markets and the construction of overseas oil and gas operation centres.

The Group anticipates that capital expenditures for the Marketing segment throughout 2017 will amount to RMB10,800 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB10,132 million for the first half of 2017, which were used primarily for the construction of key oil and gas transmission pipelines such as the Fourth Shaanxi-Beijing Gas Pipeline, the East Route of the Sino-Russia Natural Gas Pipeline, the second Sino-Russia Crude Oil Pipeline, and also the construction of gas branches and city gas facilities.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2017 will amount to RMB22,200 million.

Head Office and Other

Capital expenditures for Head Office and Other for the first half of 2017 were RMB307 million, which were primarily used for scientific research activities and construction of information system.

The Group anticipates that capital expenditures for Head Office and Other throughout 2017 will amount to RMB1,100 million.

3.1.4 Business Prospects for the Second Half of the Year

The global economy is expected to continue to recover moderately in the second half of 2017. The global oil price fluctuates at a medium-low level with greater uncertainty, and certain countries with oil resources are facing more geopolitical risks. It is expected that the Chinese economy will continue to develop at a reasonable pace, while downward pressure on the economy still exists and the competition in the oil and gas market becomes more fierce. Faced with both opportunities and challenges, the Group will enhance its analysis and assessment of the situation, grasp favourable opportunities arising from China’s implementation of major strategies such as the supply-side structural reform and “the Belt and Road” initiative, take advantage of its strengths on integrated operation and make an overall planning in respect of its resources and markets, both within and outside the PRC, for its oil and gas business chains, optimise the allocation of resources and the connection between production and sales, strengthen its ability in achieving an integrated balance and coordinated operation, broaden source of income, reduce expenditure and cut costs to improve efficiency, duly implement new measures on safety and environment protection, market development and reform and innovation in order to facilitate growth in corporate values driven by various business operations, achieve maximum efficiency, accomplish its production and operation targets for the year and facilitate the steady development of the Group.

In respect of exploration and production, the Group will continue to solidify the base for oil and gas exploration, ensure investments in major findings and reserves with good returns, strengthen comprehensive geological research at key zones and steadily promote unconventional oil and gas exploration. The Group will organise its production of oil and gas in a scientific way based on profit contribution, optimise output structure, explore innovative production and organisation methods, promote new operation models and application of new technologies, and improve both production efficiency and results. The Group will also strive to increase its economic producible reserves, lower development costs, intensify its efforts in managing to address the loss-making oil fields with an aim to achieve the performance goals for the year.

In respect of refining and chemicals operations, the Group will, based on market demand, make scientific arrangements for the allocation of domestic crude oil and imported crude oil, make reasonable arrangements for crude oil processing load, optimise the allocation of resources, push forward the quality upgrade of the national standard VI gasoline and diesel, and increase the output of high octane number gasoline, aviation kerosene and other value added products. The Group also will continue intensifying its oil refining and petrochemical integrated engineering works, procure quality chemical raw materials from multiple sources, maintain the high load operation of ethylene and aromatic facilities and increase the proportion of special raw materials and other highly profitable chemical products so as to further improve profitability. For the sales of chemical products, the Group will promptly adapt to market change, leverage on the synergy created from the coordination of production, marketing, research and utilisation to optimise the sale networks, flow of resources and customer structure, increase proportion of the direct sales and improve efficiency and profitability.

In respect of the sales of refined products, by focusing on precision marketing, the Group will ensure a smooth industry chain, further promote the “Internet plus” marketing initiatives and the bundle marketing of refined products, fuel cards, non-oil business and lubricants, enhance the synergy created from retail networks, secure its market share in markets with growth potentials and expand its sales volume.

In respect of natural gas and pipeline operations, the Group will coordinate resources and markets, improve the profitability of the natural gas business chain, capture the favourable opportunities arising from the rapid growth in natural gas consumption, coordinate resources within and outside the PRC, strengthen the close connection of different stages ranging from production, transportation, sales, storage to trading, facilitate the development of high-end market with high profitability, optimise the operation of the pipeline networks and the storage and transportation facilities, lower the costs of the overall business chain and continue to improve the value creation capability.

In respect of international operations, by leveraging on “the Belt and Road” initiative, the Group will implement the new oil and gas cooperation agreements that have been concluded, accelerate the contractual negotiation process, promote the development of key projects and make its best efforts to procure additional projects. For international trade, the Group will effectively control the pace of the importation of natural gas, coordinate and optimise the import of crude oil, expand the export of refined oil, organise the sales of overseas equity production oil, and make better use of the domestic resources. By focusing on improving its overseas oil and gas operation centres, the Group will aim at expanding its sales and trading networks in an orderly and effective manner, and continuously enhancing its operating efficiency as well as its capability of global resource optimisation and allocation.

3.2 Other Financial Information

3.2.1 Principal Operations by Segment under CAS

	Income from principal operations for the first half of 2017	Cost of principal operations for the first half of 2017	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	237,562	197,996	10.8	33.1	10.6	16.0
Refining and Chemicals	328,491	214,188	10.9	18.1	44.1	(6.3)
Marketing	795,487	764,802	3.6	37.2	39.4	(1.5)
Natural Gas and Pipeline	141,096	125,118	10.9	17.0	16.4	0.5
Head Office and Other	43	39	—	(78.6)	(40.9)	—
Inter-segment elimination	(546,831)	(546,831)	—	—	—	—

Total	955,848	755,312	11.1	32.4	37.6	(0.1)

*	Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal Operations by Region under CAS

	First half of 2017	First half of 2016	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	624,078	513,488	21.5
Other	351,831	225,579	56.0

Total	975,909	739,067	32.0

3.2.3 Final Dividend for the Year Ended December 31, 2016

The final dividend in respect of 2016 of RMB0.03801 yuan per share (inclusive of applicable tax), amounting to a total of RMB6,957 million was approved by the shareholders at the Annual General Meeting of the Company on June 8, 2017 and was paid on June 22, 2017 (for A shares) and July 27, 2017 (for H shares), respectively.

3.2.4 Interim Dividend for 2017 and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2017 at the annual general meeting of the Company on June 8, 2017. In overall consideration of the good fundamentals of development, financial condition and cash flow, to improve returns for the shareholders, the Board has resolved to declare a special interim dividend of RMB0.03809 yuan per share (inclusive of applicable tax) for 2017 in addition to an interim dividend of RMB0.03117 yuan per share (inclusive of applicable tax) based on the dividend distribution of 45% of profit attributable to owners of the Company under IFRS, namely, to declare and pay to all shareholders of the Company an interim dividend of RMB0.06926 yuan per share (inclusive of applicable tax) in cash for the six months ended June 30, 2017 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2017. The total amount of the interim dividend payable is RMB12,676 million with a dividend pay-out ratio of 100%.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 14, 2017. The register of members of H shares will be closed from September 9, 2017 to September 14, 2017 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 8, 2017. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 14, 2017 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited (the “Articles of Association”) and relevant laws, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2017 interim dividend by the Board is RMB0.85271 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.08122 Hong Kong Dollar per H share (inclusive of applicable tax).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around October 27, 2017 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company’s H share register of members on September 14, 2017.

According to the regulation promulgated by the State Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) .. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 14, 2017 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 8, 2017 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on September 14, 2017.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hong Kong Stock Market Trading Interconnection Mechanism , which became effective on November 17, 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any such investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Acquisition, Sale and Restructuring of Assets

During the reporting period, the Company has not been involved in any material acquisition, sale of assets or reorganisation of assets.

4.2 Adjustment of Natural Gas VAT Rate

On April 28, 2017, the Ministry of Finance and the State Administration of Taxation issued the Notice on the Policies Regarding the Simplification and Consolidation of VAT Rates (Cai Shui [2017] No.37), which aims to simplify the structure of VAT rates for the purposes of furthering the reform of replacing business tax with VAT. Effective from July 1, 2017, the VAT rates are simplified from the original four levels into three levels (17%, 11% and 6%), and the 13% level is cancelled. The VAT rate for natural gas is reduced from 13% to 11%.

This matter will not affect the continuity of business and the stability of management of the Group and will help the natural gas business of the Group develop in a sustainable and heathy way and the operating results continue to get better.

4.3 Accelerating the Utilization of Natural Gas

On July 4, 2017, the NDRC issued the Notice on the Promulgation of the Opinion on Accelerating the Utilisation of Natural Gas (Fa Gai Neng Yuan [2017] No.1217), which aims to accelerate the use of natural gas in such fields as urban gas, industrial fuel, gas power generation and transportation in a large-scale, scientific and efficient way, coordinate the development of upstream, mid-stream and downstream industries and increase the percentage of natural gas in the primary energy consumption to a significant extent. The general objective is to increase such percentage to 10% in 2020 and 15% in 2030, with 14.8 billion cubic meter and 35 billion cubic meter of working gas in underground gas terminals respectively.

This matter will not affect the continuity of business and the stability of management of the Group and will help the natural gas business of the Group develop in a sustainable and heathy way and the operating results continue to get better.

4.4 Events After the Balance Sheet Date

There is no event after the balance sheet date.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Accounting Period

☒  Applicable    ☐ Not applicable

The revised Accounting Standard for Business Enterprises No. 16 — Government Grants (“CAS 16 (2017)”) was issued by the Ministry of Finance in May, 2017 and implemented since June 12, 2017. The Group recognised the government grants existed in January 1, 2017 and changed the related accounting policy using prospective application as stipulates under CAS 16 (2017). The impact of adopting the standard on the Group is that the government grants originally related to daily activities will be reclassified from non-operating income to other income or written down the related cost and expenses.

5.2 Content, Corrected Amount, Reason and Impact of Material Accounting Error

☐ Applicable    ☒  Not applicable

5.3 The Balance Sheets and Income Statements, with Comparatives

5.3.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

	Notes		Six months ended June 30
			2017	2016
			RMB million	RMB million
REVENUE	(i	)	975,909	739,067

OPERATING EXPENSES
Purchases, services and other			(630,556)	(427,934)
Employee compensation costs			(55,740)	(56,846)
Exploration expenses, including exploratory dry holes			(6,859)	(9,021)
Depreciation, depletion and amortisation			(116,110)	(105,985)
Selling, general and administrative expenses			(34,386)	(35,230)
Taxes other than income taxes			(95,372)	(94,781)
Other (expense)/income, net			(403)	25,270

TOTAL OPERATING EXPENSES			(939,426)	(704,527)

PROFIT FROM OPERATIONS			36,483	34,540

FINANCE COSTS
Exchange gain			3,509	6,193
Exchange loss			(4,233)	(5,656)
Interest income			1,189	758
Interest expense			(11,332)	(11,931)

TOTAL NET FINANCE COSTS			(10,867)	(10,636)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES			2,215	2,696

PROFIT BEFORE INCOME TAX EXPENSE	(ii	)	27,831	26,600
INCOME TAX EXPENSE	(iii	)	(6,868)	(9,695)

PROFIT FOR THE PERIOD			20,963	16,905

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences			316	6,574
Fair value loss from available-for-sale financial assets, net of tax			(3)	(950)
Share of the other comprehensive (loss)/income of associates and joint ventures accounted for using the equity method			(124)	133

OTHER COMPREHENSIVE INCOME, NET OF TAX			189	5,757

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			21,152	22,662

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company			12,676	531
Non-controlling interests			8,287	16,374

			20,963	16,905

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company			13,550	4,702
Non-controlling interests			7,602	17,960

			21,152	22,662

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv	)	0.069	0.003

(2) Condensed Consolidated Statement of Financial Position

	Notes		June 30, 2017	December 31, 2016
			RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment			1,686,890	1,739,545
Investments in associates and joint ventures			81,783	78,967
Available-for-sale financial assets			1,968	2,011
Advance operating lease payments			71,264	71,353
Intangible and other non-current assets			102,729	102,750
Deferred tax assets			24,285	20,360

TOTAL NON-CURRENT ASSETS			1,968,919	2,014,986

CURRENT ASSETS
Inventories			139,230	146,865
Accounts receivable	(vi	)	62,529	47,315
Prepayments and other current assets			94,578	77,583
Notes receivable			13,375	11,285
Time deposits with maturities over three months but within one year			6,514	686
Cash and cash equivalents			114,538	97,931

TOTAL CURRENT ASSETS			430,764	381,665

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii	)	333,405	310,680
Income taxes payable			6,781	8,743
Other taxes payable			28,870	36,456
Short-term borrowings			192,858	143,384

TOTAL CURRENT LIABILITIES			561,914	499,263

NET CURRENT LIABILITIES			(131,150)	(117,598)

TOTAL ASSETS LESS CURRENT LIABILITIES			1,837,769	1,897,388

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings			716,908	711,197
Reserves			297,755	294,806

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			1,197,684	1,189,024
NON-CONTROLLING INTERESTS			186,206	183,711

TOTAL EQUITY			1,383,890	1,372,735

NON-CURRENT LIABILITIES
Long-term borrowings			300,191	372,887
Asset retirement obligations			129,563	125,392
Deferred tax liabilities			11,531	13,640
Other long-term obligations			12,594	12,734

TOTAL NON-CURRENT LIABILITIES			453,879	524,653

TOTAL EQUITY AND NON-CURRENT LIABILITIES			1,837,769	1,897,388

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	Six months ended June 30
	2017	2016
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from available-for-sale financial assets	25	41
Reversal of provision for impairment of receivables	9	10
Reversal of write down in inventories	28	26
Gain on disposal of investment in subsidiaries (a)	63	24,534
Charged
Amortisation of intangible and other assets	2,019	2,013
Cost of inventories recognised as expense	770,472	557,883
Provision for impairment of receivables	1	12
Interest expense (Note (i))	11,332	11,931
Loss on disposal of property, plant and equipment	2,130	895
Operating lease expenses	9,000	7,612
Research and development expenses	5,499	6,326
Write down in inventories	301	15
Note (i): Interest expense
Interest expense	12,287	12,781
Less: Amount capitalised	(955)	(850)

	11,332	11,931

(a)	On November 24, 2015, the Board of Directors approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of the Company’s wholly-owned subsidiaries, of its 50% of equity interest in Trans-Asia Gas Pipeline Co., Ltd. to CNIC Corporation Limited for a consideration equivalent to RMB14,671 million. CNPC E&D has closed the transaction in the second quarter of 2016. The gain is recorded as “Other income/ expense”.

(iii) Income Tax Expense

	Six months ended June 30
	2017	2016
	RMB million	RMB million
Current taxes	13,106	11,146
Deferred taxes	(6,238)	(1,451)

	6,868	9,695

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2017 and June 30, 2016 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2017	2016
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2017 (a)	12,676	—
Interim dividends attributable to owners of the Company for 2016 (c)	—	3,899

(a)	As authorised by shareholders in the Annual General Meeting on June 8, 2017, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2017 of RMB0.06926 yuan per share amounting to a total of RMB12,676 million. This dividend is not recognised as liability at the end of the reporting period, as it was declared after the date of the statement of financial position.
(b)	Final dividends attributable to owners of the Company in respect of 2016 of RMB0.03801 yuan per share amounting to a total of RMB6,957 million were approved by the shareholders in the Annual General Meeting on June 8, 2017 and were paid on June 22, 2017 (A shares) and July 27, 2017 (H shares).
(c)	Interim dividends attributable to owners of the Company in respect of 2016 of RMB0.02131 yuan per share amounting to a total of RMB3,899 million were paid on September 21, 2016 (A shares) and October 28, 2016 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2015 of RMB0.02486 yuan per share amounting to a total of RMB4,550 million were paid on June 8, 2016 (A shares) and July 14, 2016 (H shares).

(vi) Accounts Receivable

	June 30, 2017	December 31, 2016
	RMB million	RMB million
Accounts receivable	64,553	49,338
Less: Provision for impairment of accounts receivable	(2,024)	(2,023)

	62,529	47,315

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), as of June 30, 2017 and December 31, 2016 is as follows:

	June 30, 2017	December 31, 2016
	RMB million	RMB million
Within 1 year	55,156	43,686
Between 1 and 2 years	6,224	2,744
Between 2 and 3 years	522	437
Over 3 years	627	448

	62,529	47,315

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2017	December 31, 2016
	RMB million	RMB million
Trade payables	91,881	80,606
Advances from customers	58,995	60,590
Salaries and welfare payable	8,742	5,396
Accrued expenses	26,294	123
Dividends payable by subsidiaries to non-controlling shareholders	7,047	2,356
Interest payable	2,991	4,536
Construction fee and equipment cost payables	99,870	118,011
Loans borrowed from related parties	—	1,432
Other	37,585	37,630

	333,405	310,680

Other consists primarily of customer deposits.

The aging analysis of trade payables as of June 30, 2017 and December 31, 2016 is as follows:

	June 30, 2017	December 31, 2016
	RMB million	RMB million
Within 1 year	86,205	74,450
Between 1 and 2 years	2,476	3,293
Between 2 and 3 years	1,492	944
Over 3 years	1,708	1,919

	91,881	80,606

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2017 and 2016 are as follows:

Six months ended June 30, 2017	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	242,620	331,703	805,262	142,649	506	1,522,740
Less: intersegment sales	(198,560)	(247,795)	(85,595)	(14,796)	(85)	(546,831)

Revenue from external customers	44,060	83,908	719,667	127,853	421	975,909

Depreciation, depletion and amortisation	(88,673)	(10,759)	(6,134)	(9,751)	(793)	(116,110)
Profit / (loss) from operations	6,916	15,837	5,682	13,934	(5,886)	36,483

Six months ended June 30, 2016	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	182,480	280,993	587,680	122,336	758	1,174,247
Less: intersegment sales	(147,601)	(212,723)	(60,457)	(14,316)	(83)	(435,180)

Revenue from external customers	34,879	68,270	527,223	108,020	675	739,067

Depreciation, depletion and amortisation	(78,755)	(11,001)	(6,271)	(9,093)	(865)	(105,985)
(Loss)/ profit from operations	(2,419)	27,474	4,609	11,431	(6,555)	34,540

5.3.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit: RMB million

	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	121,052	98,617	34,073	15,201
Notes receivable	13,375	11,285	6,645	8,356
Accounts receivable	62,529	47,315	12,130	7,637
Advances to suppliers	26,934	16,479	11,080	3,495
Other receivables	14,434	10,846	65,115	60,077
Inventories	139,230	146,865	89,244	96,982
Other current assets	53,210	50,258	43,467	39,397

Total current assets	430,764	381,665	261,754	231,145

Non-current assets
Available-for-sale financial assets	1,988	2,031	1,321	1,318
Long-term equity investments	81,833	79,003	380,023	377,498
Fixed assets	660,492	670,801	332,436	344,905
Oil and gas properties	792,517	845,729	533,383	571,701
Construction in progress	226,109	215,209	123,277	111,600
Construction materials	7,156	7,284	2,819	3,333
Intangible assets	71,353	71,490	53,217	53,423
Goodwill	45,916	46,097	—	—
Long-term prepaid expenses	24,984	26,013	20,394	21,076
Deferred tax assets	24,285	20,360	21,239	17,248
Other non-current assets	32,587	31,268	11,702	11,387

Total non-current assets	1,969,220	2,015,285	1,479,811	1,513,489

TOTAL ASSETS	2,399,984	2,396,950	1,741,565	1,744,634

Unit: RMB million

	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016

LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	85,284	71,969	70,433	50,790
Notes payable	8,701	9,933	8,197	9,024
Accounts payable	191,751	198,617	90,878	108,654
Advances from customers	58,995	60,590	38,851	39,653
Employee compensation payable	8,742	5,396	6,562	3,566
Taxes payable	35,651	45,199	27,124	30,908
Other payables	54,207	28,195	36,743	23,438
Current portion of non-current liabilities	107,574	71,415	87,050	45,020
Other current liabilities	11,009	7,949	8,955	3,853

Total current liabilities	561,914	499,263	374,793	314,906

Non-current liabilities
Long-term borrowings	207,281	243,675	107,101	146,625
Debentures payable	92,910	129,212	83,000	119,000
Provisions	129,563	125,392	91,169	88,006
Deferred tax liabilities	11,537	13,646	—	—
Other non-current liabilities	12,594	12,734	6,259	6,335

Total non-current liabilities	453,885	524,659	287,529	359,966

Total liabilities	1,015,799	1,023,922	662,322	674,872

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	128,352	128,377	127,882	127,882
Special reserve	15,288	13,188	9,159	7,792
Other comprehensive income	(27,446)	(28,320)	660	783
Surplus reserves	186,840	186,840	175,748	175,748
Undistributed profits	711,922	706,213	582,773	574,536

Equity attributable to equity holders of the Company	1,197,977	1,189,319	1,079,243	1,069,762

Non-controlling interests	186,208	183,709	—	—

Total shareholders’ equity	1,384,185	1,373,028	1,079,243	1,069,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,399,984	2,396,950	1,741,565	1,744,634

(2) Consolidated and Company Income Statements

Unit: RMB million

Items	For the six months ended June 30, 2017	For the six months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016
	The Group	The Group	The Company	The Company
Operating income	975,909	739,067	570,059	468,031
Less: Cost of sales	(777,147)	(566,904)	(438,749)	(346,274)
Taxes and surcharges	(94,633)	(92,084)	(81,160)	(80,035)
Selling expenses	(30,138)	(29,899)	(20,794)	(20,831)
General and administrative expenses	(36,047)	(40,376)	(25,681)	(29,442)
Finance expenses	(11,328)	(11,190)	(8,817)	(9,750)
Asset impairment losses	(265)	(79)	(222)	(12)
Add: Investment income	2,470	27,263	18,877	11,331
Other income	2,501	—	1,725	—

Operating profit/(loss)	31,322	25,798	15,238	(6,982)

Add: Non-operating income	1,986	4,188	1,560	2,742
Less: Non-operating expenses	(5,479)	(3,389)	(2,884)	(2,890)

Profit/(loss) before taxation	27,829	26,597	13,914	(7,130)

Less: Taxation	(6,868)	(9,696)	1,280	(1,242)

Net profit/(loss)	20,961	16,901	15,194	(8,372)

Attributable to:
Equity holders of the Company	12,674	528	15,194	(8,372)
Non-controlling interests	8,287	16,373	—	—
Earnings/(losses) per share
Basic earnings/(losses) per share (RMB Yuan)	0.069	0.003	0.083	(0.046)
Diluted earnings/(losses) per share (RMB Yuan)	0.069	0.003	0.083	(0.046)

Other comprehensive income/(loss)	189	5,758	(123)	55

Other comprehensive income/(loss) attributable to equity holders of the Company, net of tax	874	4,171	(123)	55

Other comprehensive income/(loss) would be reclassified to profit or loss Including:
Share of other comprehensive (loss)/income of equity method investments	(124)	133	(121)	122
Gains or losses arising from changes in fair value of available-for-sale financial assets	22	(950)	(2)	(67)
Translation differences arising on translation of foreign currency financial statements	976	4,988	—	—
Other comprehensive (loss)/income attributable to non-controlling interests of the Company, net of tax	(685)	1,587	—	—

Total comprehensive income/(loss)	21,150	22,659	15,071	(8,317)

Attributable to:
Equity holders of the Company	13,548	4,699	15,071	(8,317)
Non-controlling interests	7,602	17,960	—	—

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2017.

7 Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2016 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

8 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Following special enquiry of Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

9 Compliance with the Corporate Governance Code

Save as disclosed below, for the six months ended June 30, 2017, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

After the Company additionally appointed a director on October 20, 2016, the number of independent non-executive directors falls below one-third of the Board. Upon careful consideration about the laws and regulations of the places where the Company is listed, the background of the industry that the Company is engaged in and the existing corporate structure of the Company, the members of the board of directors as elected at the 2016 annual general meeting of the Company held on June 8, 2017 all meet the regulatory rules and are complied with Rule 3.10A of the Listing Rules.

10 Audit Committee

The Audit Committee of the Company comprises Mr. Lin Boqiang, Mr. Liu Yuezhen and Mr. Zhang Biyi. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2017.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

August 24, 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.